DIAMOND INFORMATION INSTITUTE INC.

1810 E. Sahara Ave, Suite 1517, Las Vegas, NV 89104

Phone: 702-666-8570, Fax: 888-310-2646

December 30, 2010

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

RE: Diamond Information Institute, Inc.

File No. 333-149978

Item 4.01 Form 8-K, Filed December 14, 2010

Dear Mr. Mew:

I am very sorry for the delay in getting this response sent back to you. With Christmas and staff away it has delayed us somewhat. Please accept my apologies and feel free to contact me should you require anything further in this regard.

This cover letter is sent to explain and provide references to issues contained in the above referenced filings for Diamond Information Institute, Inc.

Item 4.01 Form 8-K, Filed December 14, 2010

1.

In response to comment number 1 in your letter dated December 15, 2010, the former auditor’s report on our financial statements for either of the past two years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2.

In response to comments in number 2 our disagreement with our former auditor, Silberstein Ungar, PLLC, (“Silberstein”), was not over the accounting for an acquisition during the interim period ended June 30, 2010. The nature of the disagreement was not over the accounting of the acquisition, it was over Silberstein being unavailable to communicate with our accountant during the period necessary prior to August 15, 2010. I was in complete communication with our accountant but Silberstein was not available for telephone consultation, would not return our calls or reply to our email requests. After much frustration my accountant advised me to file without the auditor’s review rather than to delay filing any longer. After we filed Silberstein contacted us and asked us why we did that and that he normally would terminate our audit business and wanted to know what I suggested. My reply was that we had no choice but to file without the review and that if we were to continue working together there would have to be more cooperation from his side. Silberstein replied about two weeks later by terminating our relationship with them. We therefore made some inquiries regarding another audit firm and was referred to Sadler Gibb & Associates. The matter will be resolved with the new auditor. We did advise our former accountant to respond fully to inquiries of the successor accountant.

3.

In response to comment number 3 in your letter dated December 15, 2010, we agree we did disclose that the arrangement we had with our former auditor had broken down for reasons we were unaware of. This breakdown of communications led to us having to file the June 30, 2010 Q without a review. We wanted him to know that there was a request from the SEC for us to refile the June 30, 2010 Q and restate that it was deficient and refile the December 31, 2009 10K. We did not discuss anything about a disagreement over the accounting of the acquisition as I do not believe it is an issue. We did not disagree with Silberstein over the accounting of the acquisition – Silberstein said he disagreed with our accounting and then we could not get any communication with him as to what part of the accounting of the acquisition he disagreed with or how he thought it should be restated. We therefore did not feel it was necessary to discuss the accounting of the acquisition with the new auditor before he decided to become our new auditor.

4.

In response to comment number 4 in your letter dated December 15, 2010, we had no choice but engage a new auditor during part of the recent fiscal year. The communications with Silberstein had broken down and then they resigned November 1, 2010. We needed to obtain the services of a company who could commit to helping us get current and remain current. On December 17th we filed the revised December 31, 2009 10K and the June 30, 2010 10Q as well as the Comments letter.

The Company acknowledges the following;

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/Daniel McCormick

Daniel McCormick

President